Form 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Jawerth, Bjorn D.		2. Issuer Name and Ticker or Trading Symbol High Speed Net Solutions, Inc. (HSNS.OB)				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give ___ Other (specify title below) below) Chairman and Chief Executive Officer
(Last) (First) (Middle) 434 Fayetteville Street, Suite 600		3. I.R.S. Identification Number of Reporting Person, if an entity voluntary)		4. Statement for Month/Year 2001
(Street) Raleigh, NC 27601				5. If Amendment, Date of Original (Month/Year)		7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Amount	(A) or (D)	Price
Common Stock						7,382,293	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$0.50	2/16/01	A	166,667		02/16/01	02/16/11	Common Stock	166,667
Stock Option (right to buy)	$3.75	2/16/01	A	333,333		02/16/01	02/16/11	Common Stock	333,333
Stock Option (right to buy)	$3.00	2/27/01	A	10,000		(1)	02/27/11	Common Stock	10,000
Stock Option (right to buy)	$3.00	2/27/01	A	2,000		(1)	02/27/11	Common Stock	2,000
Warrant (right to buy)	$5.50	2/16/01	A	274,991		02/16/01	02/16/06	Common Stock	274,991
Series B Convertible Preferred Stock	N/A	2-16-01	A	1806		(2)	(2)	Common Stock	1,806,000		2,592,991	D

Explanation of Responses:

(1) Options granted pursuant to the High Speed Net Solutions, Inc. 1999 Equity Compensation Plan. These options vest in four equal quarterly installments on each of May 27, 2001; August 27, 2001; November 27, 2001; and February 27, 2002.

(2) The Series B Convertible Preferred Stock shall automatically convert to shares of High Speed Net Solutions, Inc. Common Stock upon the shareholders of High Speed approving an increase in the authorized shares of Common Stock to over 60,000,000 shares. High Speed is voting to increase it authorized Common Stock to 100,000,000 shares at a Special Shareholders Meeting to be held on February 27, 2002. If this is approved, the Series B Convertible Preferred Stock shall be automatically converted to Common Stock of High Speed.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ BJORN D. JAWERTH BJORN D. JAWERTH **Signature of Reporting Person	2-14-02 Date
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